Exhibit 99.1

ZenaTech To Enter Australian Market Through Drone as a Service Acquisition of an Established Land Surveying and Spatial Services Company Serving Government and Infrastructure Clients

22nd acquisition expands AI autonomy and Drone as a Service platform into Asia-Pacific infrastructure markets

Vancouver, British Columbia, (May 7, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it recently signed a binding agreement, subject to regulatory approvals, to acquire a Brisbane-headquartered Australian land surveying and spatial services firm with offices in Gladstone and on the Sunshine Coast in Queensland. This will mark the Company’s 22nd DaaS acquisition and its first major expansion into Australia, establishing a strategic foothold in the country with a three-office footprint in Queensland, and a launchpad into the Asia-Pacific region. The acquisition, once complete, will also strengthen the Company’s customer base in infrastructure, public works, and natural resources sectors.

“Austrialia represents a strategically important market itself with strong long-term demand across infrastructure, public works, and resource-driven industries including mining, energy, and related sectors. Strategically, it also expands ZenaTech’s access into the Asia-Pacific corridor, which provides the potential to significantly expand our global footprint,” said Shaun Passley, Ph.D., CEO of ZenaTech. “This transaction supports our long-term vision of building a scalable AI autonomy platform through DaaS, digitizing and improving legacy services with our drones, in a technology-led business through disciplined execution, while advancing long-term shareholder value.”

The 35-year-established geospatial and surveying services provider has a long-standing track record of delivering precision surveying and spatial data solutions to government, public works, infrastructure, and commercial clients across large-scale civil and construction projects. Its service offering spans traditional surveying, advanced geospatial mapping, and LiDAR-based data capture, supporting high-accuracy planning and execution for complex infrastructure environments.

This acquisition integrates seamlessly into ZenaTech’s Drone as a Service platform, supported by the acquisition’s existing use of drone-enabled workflows, established geospatial capabilities, existing client base, and data-driven operations. ZenaTech plans to leverage this foundation to accelerate the deployment of standardized drone-based surveying and infrastructure solutions across key customer segments, enhancing scalability and operational efficiency. The transaction further strengthens ZenaTech’s acquisition-led strategy building a globally integrated DaaS network consisting of recurring, technology-enabled services.

ZenaTech’s Drone as a Service platform is designed to provide business and government clients with convienent subscription and usage-based access to fast and superior AI drone-base, turnkey services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services. There is no need for capital costs or the operational burdens of ownership including regulatory compliance or finding drone pilots. By acquiring established, profitable service companies using low-tech and manual processes poised for AI drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by longstanding, existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company has a total of 25 international DaaS locations and is continuing to expand its network and portfolio of services.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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